UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)

                       Alexandria Real Estate Equities Inc
                      ------------------------------------
                                (Name of Issuer)

                                  Common Stock
                               -----------------
                         (Title of Class of Securities)

                                    015271109
                                    ---------
                                 (CUSIP Number)


             Date of Event which Requires Filing of this Statement

                                December 31, 2016
                               --------------------

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[x]     Rule 13d-1(b)
[ ]     Rule 13d-1(c)
[ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person'sinitial filing on this form with respect to the subject class of securities, andfor any subsequent amendment containing information which would alter thedisclosures provided in prior coverage.
The information required in the remainder of this cover page shall not be deemedto be "filed" for the purpose of the Securities Exchange Act of 1934 ("Act") orotherwise subject to the liabilities of that section of the Act but shall besubject to all other provisions of the Act (however, see the Notes)
..

SEC 1745 (12-02)



Schedule 13G (continued)

CUSIP No. 015271109
- -----------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Cohen & Steers, Inc. 14-1904657
- -----------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [x]
- -----------------------------------------------------------------------------
   3   SEC USE ONLY


- -----------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
- -----------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES             4,532,890
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH
   REPORTING      -------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH              8,548,451
                  -------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

- -----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,548,451
- -----------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -----------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       10.76%
- -----------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       HC, CO
- -----------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT







Schedule 13G (continued)

CUSIP No. 015271109
- -----------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Cohen & Steers Capital Management, Inc.     13-3353336
- -----------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [x]
- -----------------------------------------------------------------------------
   3   SEC USE ONLY


- -----------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
- -----------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES             4,501,806
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH
   REPORTING      -------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH              8,462,000
                  -------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

- -----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,462,000
- -----------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- -----------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       10.66%
- -----------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IA, CO
- -----------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT






Schedule 13G (continued)

CUSIP No.  015271109
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Cohen & Steers UK Limited
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [x]
-------------------------------------------------------------------------------
3)  SEC USE ONLY


-------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Belgium
-------------------------------------------------------------------------------
    NUMBER        5)   SOLE VOTING POWER
    OF                  31,084
    SHARES        -------------------------------------------------------------
    BENEFICIALLY  6)   SHARED VOTING POWER
    OWNED BY
    EACH          -------------------------------------------------------------
    REPORTING     7)   SOLE DISPOSITIVE POWER
    PERSON              86,451
    WITH          -------------------------------------------------------------
                  8)   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     86,451
-------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0.11%
-------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IA
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!






Item 1.

        (a)  Name of Issuer:
               Alexandria Real Estate Equities Inc

        (b)  Address of Issuer's Principal Executive Offices:
               385 E. Colorado Blvd
               Suite 299
               Pasadena, CA 91101

Item 2.

        (a)  Name of Persons Filing:
               Cohen & Steers, Inc.
               Cohen & Steers Capital Management, Inc.
               Cohen & Steers UK Limited
        (b)  Address of Principal Business Office:
               The principal address for Cohen & Steers Capital Management, Inc. is:
               280 Park Avenue
               10th Floor
               New York, NY 10017

               The principal address for Cohen & Steers UK Limited is:
               50 Pall Mall 7th Floor
               London, United Kingdom SW1Y 5JH
        (c)  Citizenship:
               Cohen & Steers, Inc: Delaware Corporations
               Cohen & Steers Capital Management, Inc: New York Corporation Cohen & Steers UK Limited: United Kingdom Private Limited Company
        (d)  Title of Class Securities:
               Commmon
        (e)  CUSIP Number:
               015271109


Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a

            (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

            (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act

            (d)  [ ]  Investment Company registered under Section 8 of the
                      Investment Company Act

            (e)  [x]  An investment advisor in accordance with Section
                      240.13d-1(b)(1)(ii)(E)

            (f)  [ ]  An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F)

            (g)  [x]  A parent holding company or control person in accordance with Section 240.13d-l(b)(1)(ii)(G)

            (h)  [ ]  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813)

            (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3)

            (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(l)(ii)(J)





Item 4.    OWNERSHIP:

         (a) Amount Beneficially Owned as of December 31, 2016:

               See row 9 on cover sheet

         (b) Percent of Class:

               See row 11 on cover sheet


          (c) Number of shares as to which such person has:
                (i)   sole power to vote or direct the vote:
                         See row 5 on cover sheet

                (ii)  shared power to vote or direct the vote:
                         See row 6 on cover sheet

                (iii) sole power to dispose or to direct
                      the disposition of:
                          See row 7 on cover sheet

                (iv)  shared power to dispose or direct
                      the disposition of:
                          See row 8 on cover sheet


Item 5.  OWNERSHIP  OF 5% OR LESS OF A CLASS
         NO

Item 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON
         N/A

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY

         Cohen & Steers, Inc holds a 100% interest in Cohen & Steers Capital Management, Inc., and investment advisor registerd under Section 203 of the Investment Advisers Act, and holds a 50% interest in Houlihan Rover SA, an investment advisor registered under Section 203 of the Investment Advisers Act.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Cohen & Steers, Inc holds a 100% interest in Cohen & Steers Capital Management, Inc., and investment advisor registerd under Section 203 of the Investment Advisers Act, and holds a 50% interest in Houlihan Rover SA, an investment advisor registered under Section 203 of the Investment Advisers Act.





Item 9.  NOTICE OF DISSOLUTION OF GROUP

         N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, thesecurities referred to above were acquired in the ordinary course of businessand were not acquired for the purpose of and do not have the effect of changingor influencing the control of the issuer of such securities and were notacquired in connection with or as a participant in any transaction having suchpurposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certifythat the information set forth in this statement is true, complete and correct.

Date:  February 14, 2017

                        Cohen & Steers, Inc.
                        Cohen & Steers Capital Management, Inc.
                        By:

                        /s/ Lisa Phelan
                        ____________________________________________
                            Signature


                            Lisa Phelan- Executive Vice President,
                            Chief Compliance Officer
                        ____________________________________________
                            Name and Title


                        Cohen & Steers UK Limited
                        By:

                        /s/ Heather Kaden
                        ---------------------------------------
                            Signature

                            Heather Kaden
                            Compliance Officer
                        ____________________________________________
                            Name and Title








                    JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Actof 1934, as amended, the undersigned hereby agree to the joint filing with allother Reporting Persons (as such term is defined in the Schedule 13G referredtobelow) on behalf of each of them of a Statement on Schedule
13G includingamendments thereto) with respect to the Common Shares of Alexandria Real Estate,EQUITIES INC. and that this
Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, allof which together shall constitute one and the same instrument.

	IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2017.


            Cohen & Steers, Inc.
            Cohen & Steers Capital Management, Inc.
            By:

            /s/ Lisa Phelan
            ____________________________________________
                            Signature


            Lisa Phelan- Executive Vice President,
            Chief Compliance Officer
            ____________________________________________
            Name and Title


            Cohen & Steers UK Limited
            By:

            /s/ Heather Kaden
            ---------------------------------------
                       Signature

                Heather Kaden
                Compliance Officer
            ____________________________________________
                Name and Title